United States securities and exchange commission logo





                               September 1, 2022

       Ann Anthony
       Chief Financial Officer
       OPAL Fuels Inc.
       One North Lexington Avenue
       Suite 1450
       White Plains, New York 10601

                                                        Re: OPAL Fuels Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed August 11,
2022
                                                            File No. 333-266757

       Dear Ms. Anthony:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Cover Page

   1. For each of the shares being registered for resale, please disclose the price that the selling securityholders paid
for such shares, or the securities overlying such shares.
   2. Disclose the exercise price of the private placement warrants compared to the market price of the underlying
security. If the warrants are out the money, please disclose the likelihood that warrant
holders will not exercise their warrants, or will not exercise them for cash. Please also
state that the Sponsor, or its permitted transferees, has the option to exercise the private
placement warrants on a cashless basis. We note your related disclosure on page 110.
Provide similar disclosure in the prospectus summary, risk
 Ann Anthony
FirstName LastNameAnn    Anthony
OPAL Fuels  Inc.
Comapany 1,
September NameOPAL
             2022     Fuels Inc.
September
Page 2    1, 2022 Page 2
FirstName LastName
         factors, MD&A and use of proceeds section and disclose that cash proceeds, if any, associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.
3. We note the significant number of redemptions of your Class A common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that some of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the Class A common stock.
         Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Class A common stock. Risk Factors
A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market, page 35

4. Please expand this risk factor to highlight the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the Class
         A common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even if the current trading price is at or below the SPAC IPO price, some of the selling securityholders could have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors. In addition, describe the restrictions on resale that you reference in this risk factor.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
57

5. We note that the projected revenues for 2022 were $296 million, as set forth in the unaudited prospective financial information management prepared and provided to the
         ArcLight Board in connection with the evaluation of the Business Combination. We also note that your actual revenues for the six months ended June 30, 2022 were approximately
         $102 million. It appears that you may miss your 2022 revenue projection. Please update your disclosure in Liquidity and Capital Resources, and elsewhere, to provide updated
         information about the company   s financial position and any further
risks to the business
         operations and liquidity in light of these circumstances. Please also discuss any impact missing your 2022 revenue projection would have on your budgeted $368.0 million in capital expenditures for the next 12 months as of June 30, 2022 that you disclose on page
         66, and how you intend to fund such capital expenditures.
 Ann Anthony
FirstName LastNameAnn    Anthony
OPAL Fuels  Inc.
Comapany 1,
September NameOPAL
             2022     Fuels Inc.
September
Page 3    1, 2022 Page 3
FirstName LastName
Overview, page 57

6. In light of the significant number of redemptions and the possibility that the company will not receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A common stock, expand your discussion of capital resources to address any changes in the
         company   s liquidity position since the business combination. If the company is likely to
         have to seek additional capital, discuss the effect of this offering
on the company   s ability
         to raise additional capital.
7. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could
         impact the market price of the company   s common stock. Your
discussion should
         highlight the fact that institutional investors and officers and directors that are beneficial owners of a significant percentage of your outstanding shares will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.
8. We note that your forward purchase agreement with Meteora Capital Partners and its affiliates provide those investors with the right to sell back shares to the company at a fixed price six months after the closing date of the business combination. Please revise to discuss the risks that these agreements may pose to other holders if you are required to buy back the shares of your common stock as described therein. For example, discuss how such forced purchases would impact the cash you have available for other purposes and to execute your business strategy.
Description of Securities
Warrants, page 104

9. Please update your disclosure regarding your agreement to file a registration statement for the registration, under the Securities Act, of the shares of Class A common stock issuable upon exercise of the Public Warrants.
General

10. Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor, private placement investors and other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the Sponsor, private placement investors and other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please
 Ann Anthony
OPAL Fuels Inc.
September 1, 2022
Page 4
      include appropriate risk factor disclosure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Kevin Dougherty, Staff Attorney, at (202) 551-3271 or Laura Nicholson,
Special Counsel, at (202) 551-3584 with any questions.



                                                           Sincerely,
FirstName LastNameAnn Anthony
                                                           Division of
Corporation Finance
Comapany NameOPAL Fuels Inc.
                                                           Office of Energy &
Transportation
September 1, 2022 Page 4
cc:       Edward M. Welch
FirstName LastName